FIRST AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

By and Among:

DIVERSYFUND, INC.,

CRAIG CECILIO
and
ALAN LEWIS

and

THE STOCKHOLDERS WHO BECOME A PARTY HERETO

Dated as of May 15, 2023

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS 1
1.1 Certain Defined Terms 1
1.2 Certain Additional Defined Terms 4
1.3 Interpretation 5

ARTICLE 2 Management 6
2.1 Board Composition 6
2.2 Removal; Resignation Vacancies 6
2.3 Termination 7

ARTICLE 3 TRANSFERS 8
3.1 General Restrictions on Transfer. 8
3.2 Permitted Transfers 9
3.3 Right of First Refusal. 9
3.4 Tag-along Right. 12
3.5 Drag-along Right. 16

ARTICLE 4 OTHER COVENANTS 18
4.1 Waiver of Statutory Information Rights 18
4.2 Lock-Up. 19
4.3 Legend 19
4.4 Irrevocable Proxy and Power of Attorney 20
4.5 Spousal Consent 20

ARTICLE 5 REPRESENTATIONS AND WARRANTIES 20
5.1 Stockholders' Representations and Warranties 20
5.2 Founders' Representations and Warranties 21
5.3 Company's Representations and Warranties 22

ARTICLE 6 MISCELLANEOUS 23
6.1 Expenses 23
6.2 Further Assurances 23
6.3 Notices 23
6.4 Headings 23
6.5 Severability 24
6.6 Entire Agreement. 24
6.7 Successors and Assigns; Assignment 24
6.8 Additional Stockholders 24
6.9 No Third-party Beneficiaries 24
6.10 Amendment 24
6.11 Waiver 25
6.12 Governing Law 25
6.13 Submission to Jurisdiction 25
6.14 WAIVER OF JURY TRIAL 25
6.15 Equitable Remedies 26
6.16 Attorneys' Fees 26

6.17 Remedies Cumulative 26
6.18 Counterparts 26

INDEX OF EXHIBITS:

Exhibit A Form of Joinder Agreement
Exhibit B Form of Spousal Consent

FIRST AMENDED AND RESTATED
STOCKHOLDERS AGREEMENT

THIS FIRST AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "**Agreement**") is made and entered into as of the date set forth on the signature page hereto (the "**Effective Date**") by and among DiversyFund, Inc., a Delaware corporation (the "**Company** "); Craig Cecilio ("**Craig**"); Alan Lewis ("**Alan**", and together with Craig, the "**Founders**"), and each Person who after the date hereof holds or acquires common stock of the Company and agrees to become a party to, and bound by, this Agreement as a "Stockholder" by executing a Joinder Agreement (each such Person, a "**Stockholder**"). The Company, the Founders and the Stockholders, or any of them, may be referred to herein as a "**Party**", or collectively as the "**Parties**".

WHEREAS, the Company and the Company's common stockholders ("**Prior Investors**") previously entered into a Stockholders Agreement dated March 3, 2020 in connection with the purchase of shares of Common Stock of the Company, par value $0.0001 per share (such prior agreement, the "**Prior Agreement**")

WHEREAS, the Prior Investors and the Company desire to induce certain investors to purchase shares of the Class B Common Stock of the Company, par value $0.0001 per share ("**Class B Common Stock**"), pursuant to the Subscription Agreement dated as of the date hereof by and among the Company and certain investors (the "**Subscription Agreement**") by amending and restating the Prior Agreement to provide the investors the rights and privileges, and subject such investors to such obligations, as are set forth herein

NOW, THEREFORE, in consideration of the mutual covenants and promises made herein, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the above recitals which are incorporated into and made a part of this Agreement, the Company, the Prior Investors, and the investors listed on <u>Schedule A</u> hereto, each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein:

ARTICLE 1
DEFINITIONS

1.1 <u>Certain Defined Terms</u>. When used in this Agreement with initial capital letters, the following terms shall have the respective meanings assigned to them in this <u>Section 1.1</u>:

"**<u>Affiliate</u>**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, including any partner, member, stockholder or other equity holder of such Person or manager, director, officer or employee of such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties,

statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Business Day**" means any day other than a Saturday, Sunday, or other day on which commercial banks in San Diego, California are authorized or required to close.

"**Capital Stock**" means the Common Stock, the Preferred Stock and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

"**Certificate of Incorporation**" means the Second Amended and Restated Certificate of Incorporation of the Company, as filed on May 15, 2023 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Stock (or other voting stock of the Company) on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Founders and the Stockholders, acting together, to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Stock**" means the common stock, par value $0.0001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**DGCL**" means the General Corporation Law of the State of Delaware, Title 8, Chapter 1, and any successor statute, as it may be amended from time to time.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Fiscal Year**" means the calendar year or any other taxable year determined by the Company.

"**Fully Diluted Basis**" means, as of any date of determination, all issued and outstanding Capital Stock of the Company and all Capital Stock issuable upon the exercise or conversion of any outstanding Stock Equivalents as of such date, whether or not such Stock

Equivalent is at the time exercisable or convertible.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the Joinder Agreement to this Agreement in form and substance attached hereto as Exhibit A.

"**Permitted Transfer**" means a Transfer of Capital Stock or Stock Equivalents carried out pursuant to Section 3.2.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Preferred Stock**" means the preferred stock, par value $0.0001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Pro Rata Portion**" means, for any Founder as of any particular time, a fraction determined by dividing (a) the number of Shares (or applicable Stock Equivalents) owned by such Founder immediately prior to such time, by (b) the aggregate number of Shares (or applicable Stock Equivalents) owned by all of the Founders immediately prior to such time.

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Company having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $50,000,000.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“**Shares**” means shares of (a) Common Stock; (b) Preferred Stock and (c) any other Capital Stock, in each case together with any Stock Equivalents thereon, purchased, owned or otherwise acquired by a Stockholder as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

“**Stock Equivalents**” means any security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Shares, and any option, warrant or other right to subscribe for, purchase or acquire Shares or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

“**Stockholder Change of Control**” means, with respect to a Stockholder that is an entity: (a) the sale of all or substantially all of the consolidated assets of such Stockholder and its Subsidiaries to an unrelated third party purchase; (b) a sale resulting in no less than a majority of the voting equity of such Stockholder being held by an unrelated third party purchaser; or (c) a merger, consolidation, recapitalization or reorganization of such Stockholder with or into an unrelated third party purchaser that results in the inability of such Stockholder’s equity owners immediately prior to such transaction to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

“**Subsidiary**” means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

“**Tag-along Pro Rata Portion**” means, for any Tag-along Stockholder as of any particular time with respect to a Tag-along Sale, a fraction determined by dividing (a) the number of Shares (or applicable Stock Equivalents) owned by such Tag-along Stockholder immediately prior to such time, by (b) the aggregate number of Shares (or applicable Stock Equivalents) owned by the Selling Stockholder and all of the Tag-along Stockholders immediately prior to such time.

“**Third Party Purchaser**” means any Person who, immediately prior to the contemplated transaction: (a) does not directly or indirectly own or have the right to acquire any outstanding Capital Stock (or applicable Stock Equivalents); or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Capital Stock (or applicable Stock Equivalents).

“**Transfer**” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Capital Stock or Stock Equivalents owned by a Person or any interest (including a beneficial interest) in any Capital Stock or Stock Equivalents owned by a Person. “Transfer”, when used as a noun, shall have a correlative meaning.

“**Transferee**” means a recipient of, or proposed recipient of, a Transfer, including a Permitted Transferee or a Prospective Transferee.

1.2 Certain Additional Defined Terms. In addition to such terms as are defined in Section 1.1, the following terms are used in this Agreement as defined in the sections or other subdivisions of this Agreement as referenced opposite such terms below:

Defined Term	**Reference**
"Agreement"	Preamble
"Alan"	Preamble
"Board"	Section 2.1(a)
"Cecilio Director"	Section 2.1(b)(i)
"Company Exercise Notice"	Section 3.3(d)(iii)
"Company Option Period"	Section 3.3(d)(iii)
"Company"	Preamble
"Craig"	Preamble
"Director"	Section 2.1(a)
"Drag-along Notice"	Section 3.5(c)
"Drag-along Sale"	Section 3.5(a)
"Drag-along Stockholder"	Section 3.5(a)
"Dragging Stockholder"	Section 3.5(a)
"Effective Date"	Preamble
"Family Members"	Section 3.2(a)
"Founder Exercise Notice"	Section 3.3(d)(ii)
"Founder Option Period"	Section 3.3(d)(ii)
"Founders"	Preamble
"Inspection Rights"	Section 4.1
"IPO"	Section 4.2(a)
"Lewis Director"	Section 2.1(b)(ii)
"Notice"	Section 6.3
"Notify"	Section 6.3
"Offered Stock"	Section 3.3(a)
"Offering Stockholder"	Section 3.3(a)
"Parties"	Preamble
"Party"	Preamble
"Prospective Transferee"	Section 3.3(a)
"Related Agreements"	Section 6.6(a)
"Selling Founder"	Section 3.4(a)
"Spousal Consent"	Section 4.5
"Stockholder"	Preamble
"Tag-along Exercise Notice"	Section 3.4(d)(i)
"Tag-along Exercise Period"	Section 3.4(d)(i)
"Tag-along Notice"	Section 3.4(c)
"Tag-along Sale"	Section 3.4(a)
"Tag-along Stock"	Section 3.4(a)
"Tag-along Stockholder"	Section 3.4(a)
"Transfer Offer"	Section 3.3(a)

1.3 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE 2
MANAGEMENT

2.1 Board Composition. Each Founder and Stockholder shall vote all voting securities (including all voting Shares) owned by such Founder or Stockholder or over which such Founder or Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to ensure that:

(a) the number of directors constituting the board of directors of the Company (each a "**Director**" and, collectively, the "**Board**") is fixed and remains at all times at two Directors; and

(b) the following individuals are elected and continue to serve as Directors of the Board:

(i) one individual designated by Craig (the "**Cecilio Director**"),

(ii) who shall be Craig; and

(iii) one individual designated by Alan (the "**Lewis Director**"), who shall be Alan.

2.2 Removal; Resignation Vacancies.

(a) Removal.

(i) The Cecilio Director may be removed as a Director on the Board (with or without cause) only upon the written request of Craig. Each other Stockholder shall vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to remove or replace from the Board such Cecilio Director only upon such written request. Except as provided in the preceding sentence, unless Craig shall otherwise consent in writing, no other Stockholder shall take any action to cause the removal of a Cecilio Director.

(ii) The Lewis Director may be removed at any time as a Director on the Board (with or without cause) only upon the written request of Alan. Each other Stockholder shall vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to remove or replace from the Board such Lewis Director only upon such written request. Except as provided in the preceding sentence, unless Alan shall otherwise consent in writing, no other Stockholder shall take any action to cause the removal of a Lewis Director.

(b) Resignation. A Director may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(c) Vacancies.

(i) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Cecilio Director, then Craig shall have the right to designate an individual to fill such vacancy and the Company and each Stockholder (whether in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise) hereby agree to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Stockholder, by voting all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control) to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that Craig shall fail to designate in writing a representative to fill a vacant Cecilio Director position on the Board, and such failure shall continue for more than 30 days after notice from the Company to Craig with respect to such failure, then the vacant position shall be filled by an individual designated by Lewis Director then in office; *provided* that such individual shall be removed from such position if Craig so

directs and simultaneously designates a new Cecilio Director.

(ii) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Lewis Director, then Alan shall have the right to designate an individual to fill such vacancy and the Company and each Stockholder (whether in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise) hereby agree to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Stockholder, by voting all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control) to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that Alan shall fail to designate in writing a representative to fill a vacant Lewis Director position on the Board, and such failure shall continue for more than 30 days after notice from the Company to Alan with respect to such failure, then the vacant position shall be filled by an individual designated by Cecilio Director then in office; *provided* that such individual shall be removed from such position if Alan so directs and simultaneously designates a new Lewis Director.

2.3 Termination. This ARTICLE 2, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

ARTICLE 3 TRANSFERS AND LIQUIDATION

3.1 General Restrictions on Transfer.

(a) Stockholders. Each Stockholder acknowledges and agrees that such Stockholder (or any Permitted Transferee of such Stockholder) shall not Transfer prior to the consummation of a Qualified Public Offering any Capital Stock or Stock Equivalents without the prior written consent of the Board, *except*:

(i) as permitted pursuant to Section 3.2;

(ii) in strict accordance with the restrictions, conditions and procedures described in the other provisions of this Section 3.1, Section 3.3 and Section 3.4.

(iii) when required pursuant to Section 3.5; or

(iv) pursuant to a Public Offering.

(b) Other Transfer Restrictions. Notwithstanding any other provision of this Agreement (including Section 3.2), prior to the consummation of a Qualified Public Offering, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Capital Stock or Stock Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Capital Stock or Stock Equivalents, if requested by the Company, only upon delivery to the Company of a written opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iii) if such Transfer would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

(c) Joinder Agreement. Except with respect to any Transfer pursuant to a Public Offering or a Drag-along Sale, no Transfer of Capital Stock or Stock Equivalents pursuant to any provision of this Agreement shall be deemed completed until the Transferee shall have entered into a Joinder Agreement.

(d) Transfers in Violation of this Agreement. Any Transfer or attempted Transfer of any Capital Stock or Stock Equivalents in violation of this Agreement, including any failure of a Transferee, as applicable, to enter into a Joinder Agreement pursuant to Section 3.1(c) above, shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the Stockholder proposing to make any such Transfer shall continue be treated) as the owner of such Capital Stock or Stock Equivalents for all purposes of this Agreement.

3.2 Permitted Transfers. Subject to Section 3.1, including the requirement to enter into a Joinder Agreement pursuant to Section 3.1(c), the provisions of Section 3.3 shall not apply to any of the following Transfers by any Stockholder of any of its Capital Stock or Stock Equivalents, to:

(a) such Stockholder's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**");

(b) a trust under which the distribution of Capital Stock may be made only to such Stockholder and/or any Family Members of such Stockholder;

(c) a charitable remainder trust, the income from which will be paid only to such Stockholder during his life;

(d) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Stockholder and/or Family Members of such Stockholder; or

(e) for bona fide estate planning purposes, either by will or by the laws of intestate succession, to such Stockholder's executors, administrators, testamentary trustees, legatees or beneficiaries.

3.3 Right of First Refusal.

(a) Offered Stock. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 3.1, Section 3.2, and

this Section 3.3, the Founders, first, and the Company, second, shall have a right of first refusal if any Stockholder (the "**Offering Stockholder**") receives a bona fide offer from any Person (a "**Prospective Transferee**") that the Offering Stockholder desires to accept (a "**Transfer Offer**") to Transfer all or any portion of any Shares (or applicable Stock Equivalents) it owns (the "**Offered Stock**"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall first make an offering of the Offered Stock to the Founders, first, and the Company, second, all in accordance with the following provisions of this Section 3.3, prior to Transferring such Offered Stock to the Prospective Transferee.

(b) Offered Stock Transfer Exceptions. Notwithstanding anything herein to the contrary, the right of first refusal in Section 3.3(a) shall not apply to any Transfer Offer or Transfer of Shares (or applicable Stock Equivalents) that are:

(i) permitted by and made in accordance with Section 3.2;

(ii) are made by a Tag-along Stockholder upon the exercise of its tag-along right pursuant to Section 3.4;

(iii) are required to be made by a Drag-along Stockholder pursuant to

Section 3.5; or

(iv) made pursuant to a Public Offering.

(c) Offer Notice.

(i) The Offering Stockholder shall, within five Business Days after receipt of the Transfer Offer, give written notice (a "**ROFR Notice**") to the Company and each Founder stating that it has received a Transfer Offer for the Offered Stock and specify:

(A) the class(es) or series and the applicable aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 days from the date of the ROFR Notice;

(C) the purchase price per share for each applicable class or series of Offered Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer; and

(D) the name of the Prospective Transferee who has offered to purchase such Offered Stock.

(E) the class(es) or series and the applicable aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(F) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 days from the date of the ROFR Notice;

(G) the purchase price per share for each applicable class or series of Offered Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer; and

(H) the name of the Prospective Transferee who has offered to purchase such Offered Stock.

For the avoidance of doubt, in the event of a Transfer Offer involving more than one class or series of Offered Stock, the Offering Stockholder may deliver a single ROFR Notice to the Company and each Founder.

(ii) The ROFR Notice shall constitute the Offering Stockholder's offer to Transfer all of the Offered Stock to the Company and the Founders in accordance with the provisions of this Section 3.3, which offer shall be irrevocable until the end of the Company Option Period described in Section 3.5(d)(iii).

(iii) By delivering the ROFR Notice, the Offering Stockholder represents and warrants to the Company and each Founder that:

(A) the Offering Stockholder has full right, title and interest in and to the Offered Stock described in the ROFR Notice;

(B) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer the Offered Stock described in the ROFR Notice as contemplated by this Section 3.3; and

(C) the Offered Stock described in the ROFR Notice is free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Exercise of Right of First Refusal; Over-Allotment Option.

(i) Upon receipt of the ROFR Notice, the Company and each Founder shall have the right to purchase the Offered Stock on the terms and purchase price(s) set forth in the ROFR Notice in the following order of priority: *first*, the Founders shall have the right to purchase all or any portion of the Offered Stock in accordance with the procedures set forth in Section 3.3(d)(ii), and *thereafter*, the Company shall have the right to purchase all (but not less than all) of the remaining Offered Stock in accordance with the procedures set forth in Section 3.3(d)(iii), to the extent the Founders do not exercise their right in full. Notwithstanding the foregoing, the Company and the Founders may exercise their right to purchase the Offered Stock only if, after giving effect to all elections made under this Section 3.3(d), no less than all of the Offered Stock will be purchased by the Company and/or the Founders.

(ii) The Founders shall have the initial right to purchase the Offered Stock. For a period of 15 Business Days following the receipt of the ROFR Notice (such period, the "**Founder Option Period**"), each Founder shall have the right to elect to purchase all, any portion or none of its Pro Rata Portion of each class or series of Offered Stock by delivering a written notice to the Company and the Offering Stockholder (a "**Founder Exercise Notice**") stating the applicable number(s) (including where such number is zero) and type(s) of Offered Stock the Founder elects to purchase on the terms and purchase price(s) set forth in the ROFR Notice. In addition, each Founder shall include in its Founder Exercise Notice the number(s) (including where such number is zero) and type(s) of Offered Stock that it wishes to purchase if the other Founder does not exercise its rights to purchase its entire Pro Rata Portion of the Offered Stock. Any Founder Exercise Notice shall be binding upon delivery and irrevocable by the applicable Founder. A Founder's failure to deliver a Founder Exercise Notice with respect to the Offered Stock within the Founder Option Period shall be deemed to be delivery of a Founder Exercise Notice indicating such Founder's election to purchase none of the Offered Stock.

(iii) If the Founders do not elect to purchase all of the Offered Stock, the Company shall have the right to purchase the remaining Offered Stock not elected to be purchased by Founders. For a period of 15 Business Days following the expiration of the Founder Option Period wherein the Founders have elected to purchase less than all of the Offered Stock (such period, the "**Company Option Period**"), the Company shall have the right to elect to purchase all (but not less than all) of each class or series of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (a "**Company Exercise Notice**") specifying its desire to purchase all of the remaining Offered Stock, on the terms and applicable purchase price(s) set forth in the ROFR Notice. The Company Exercise Notice shall be binding upon delivery and irrevocable by the Company. The Company's failure to deliver such Company Exercise Notice within the Company Option Period shall be deemed a delivery of a Company Exercise Notice indicating the Company's election to purchase none of the remaining Offered Stock.

(e) Consummation of Sale to the Founders and/or the Company. In the event that the Founders and/or the Company shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock, then the Offering Stockholder shall sell such Offered Stock to the Founders and/or the Company, and the Founders and/or the Company, as the case may be, shall purchase such Offered Stock, within 60 days following the expiration of the Company Option Period (which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 3.3(e), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 3.3(e), the Offering Stockholder shall deliver to the Company and/or the participating Founders certificates (if any) representing the Offered Stock to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Founder by certified or official bank check or by wire transfer of immediately available funds.

(f) Sale to Proposed Purchaser. In the event that the Founders and/or the Company shall not have collectively elected to purchase all of the Offered Stock, then, provided the Offering Stockholder has also complied with the provisions of Section 3.1, to the extent applicable, the Offering Stockholder may Transfer all of such Offered Stock, at a price per share for each applicable class or series of Offered Stock not less than that specified in the ROFR Notice and on other terms and conditions which are not materially more favorable in the aggregate to the Prospective Transferee than those specified in the ROFR Notice, but only to the extent that such Transfer occurs within 90 days after expiration of the Company Option Period. Any Offered Stock not Transferred within such 90-day period will be subject to the provisions of this Section 3.3 upon subsequent Transfer.

(g) Termination. This Section 3.3, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

3.4 Tag-along Right.

(a) Participation on Sale of Stock. At any time prior to the consummation of the first sale of securities of the Company in a Public Offering, and subject to the terms and conditions specified in Section 3.1 and this Section 3.4, if any Founder (the "**Selling Founder**") proposes to Transfer any of its Shares (or Stock Equivalents) (collectively, the "**Tag-along Stock**") to any Person, the other Founder (so long as such other Founder is not also a Selling Founder in the proposed Transfer) and each Stockholder (each, a "**Tag-along Stockholder**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 3.4.

(b) Tag-along Sale Exceptions. Notwithstanding anything herein to the contrary, the provisions of this Section 3.4 shall not apply, and a Tag-along Sale shall not include, to any Transfer of Tag-along Stock that:

(i) is permitted by and made in accordance with Section 3.2;

(ii) is made to the other Founder;

(iii) together with all prior Transfers of Tag-along Stock exempted pursuant to this Section 3.4(b)(iii), constitutes less than or equal to fifty percent (50%) of such Founder's aggregate number of Shares as of the date of this Agreement (as adjusted for stock splits, combinations, recapitalization and the like) plus any Shares subsequently acquired by such Founder;

(iv) is proposed to be made by a Dragging Stockholder pursuant to Section 3.5; or

(v) is made pursuant to a Public Offering.

(c) Tag-along Notice. The Selling Stockholder shall deliver to the Company

and each other Tag-along Stockholder a written notice (a "**Tag-along Notice**") of the proposed Tag-along Sale within 20 Business Days prior to the consummation of any Tag-along Sale. The Tag-along Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

(i) the aggregate number of Tag-along Stock the Selling Stockholder proposes to Transfer;

(ii) the identity of the prospective Transferee(s);

(iii) the proposed date, time and location of the closing of the Tag-along Sale, which shall not be less than 20 (twenty) days from the date of the Tag-along Notice;

(iv) the purchase price per share of Tag-along Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) a copy of any form of agreement proposed to be executed in connection therewith.

(d) Exercise of Tag-along Right.

(i) Each Tag-along Stockholder may exercise its right to participate in the Tag-along Sale on the terms described in the Tag-along Notice by delivering to the Selling Stockholder a written notice (a "**Tag-along Exercise Notice**") stating its election to do so no later than five Business Days after receipt of the Tag-along Notice (the "**Tag-along Exercise Period**"). The election of each Tag-along Stockholder set forth in a Tag-along Exercise Notice shall be irrevocable, and, to the extent the offer in the Tag-along Notice is accepted, such Tag-along Stockholder shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 3.4. If one or more Tag-along Stockholders elects pursuant to a Tag-along Exercise Notice and this Section 3.4(d)(i) to participate in the Tag-along Sale, the number of Tag-along Stock that the Selling Stockholder may sell in the Tag-along Sale shall be correspondingly reduced in accordance with Section 3.4(d)(ii).

(ii) Each Tag-along Stockholder timely electing to participate in the Tag-along Sale pursuant to Section 3.4(d)(i) shall have the right to Transfer in the Tag-along Sale the number of Shares (or applicable Stock Equivalents) equal to the product of (A) the aggregate number of Tag-along Stock the Selling Stockholder proposes to Transfer as set out in the Tag-along Notice, *multiplied by* and (B) such Tag-Along Stockholder's Tag-along Pro Rata Portion. Any Tag-along Stockholder may elect to sell in the Tag-along Sale less than the number of Shares (or Stock Equivalents) calculated pursuant to this Section 3.4(d)(ii), in which case the Selling Stockholder shall have the right to sell the applicable Shares of Tag-along Stock not elected to be sold by a Tag-along Stockholder.

(e) Waiver. Each Tag-along Stockholder who does not deliver a Tag-along Exercise Notice in compliance with Section 3.4(d)(i) shall be deemed to have waived all of such Tag-along Stockholder's rights to participate in the Tag-along Sale with respect to the Shares (or applicable Stock Equivalents) owned by such Tag-along Stockholder, and the Selling Stockholder shall (subject to the rights of any other participating Tag-along Stockholder)

thereafter be free to sell to the prospective Transferee the Tag-along Stock identified in the Tag-along Notice at a per share price for such Tag-along Stock that is no greater than the applicable per share price set forth in the Tag-along Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Stockholder than those set forth in the Tag-along Notice, without any further obligation to the non-accepting Tag-along Stockholders.

(f) Conditions of Sale.

(i) Each Stockholder participating in the Tag-along Sale shall receive the same consideration, after deduction of such Stockholder's proportionate share of the related expenses in accordance with Section 3.4(h). In addition, no Transfer of any Tag-along Stock by the Selling Stockholder in the Tag-along Sale shall occur unless the prospective Transferee simultaneously purchases the Shares (or applicable Stock Equivalents) elected to be sold by the Tag-along Stockholders pursuant to Section 3.4(d)(i) and if any such Transfer is in violation of this Section 3.4, it shall be null and void in accordance with the provisions of Section 3.1(d).

(ii) Each Tag-along Stockholder shall execute the applicable purchase agreement, if any, and shall make or provide the same representations, warranties, covenants and indemnities as the Selling Stockholder makes or provides in connection with the Tag-along Sale; provided, that each Tag-along Stockholder shall only be obligated to make representations and warranties that relate specifically to a stockholder (as opposed to the Company and its business) with respect to the Tag-along Stockholder's title to and ownership of the applicable Shares (or Stock Equivalents), authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Stockholder, and other similar representations and warranties made by the Selling Stockholder, and shall not be obligated to make any of the foregoing representations and warranties with respect to any other stockholder or their Shares (or Stock Equivalents); provided, further, that all indemnities and other obligations shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and severally (A) with respect to breaches of representations, warranties and covenants made by the Selling Stockholder and the Tag-along Stockholders relating to the Company and its business, if any, *pro rata* based on the aggregate consideration received by the Selling Stockholder and each Tag-along Stockholder in the Tag-along Sale, and (B) in an amount not to exceed for the Selling Stockholder or any Tag-along Stockholder, the net proceeds received by the Selling Stockholder and each such Tag-along Stockholder in connection with the Tag-along Sale, as applicable, plus the amount of any consideration forfeited by the Selling Stockholder or such Tag-along Stockholder, as applicable, to which it is entitled but has not yet received (including, without limitation, as a result of an escrow agreement, earn-out or similar arrangement).

(g) Cooperation. Subject to Section 3.4(f)(ii), each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments (including stock certificates evidencing the applicable Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank), in each case, consistent with the agreements being entered into and the certificates and instruments being delivered by the Selling Stockholder.

(h) Expenses. The fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Stockholders (it being

understood that costs incurred by or on behalf of a Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Tag-along Stockholders), to the extent not paid or reimbursed by the Company or the prospective Transferee, shall be shared by the Selling Stockholder and all the participating Tag-along Stockholders on a *pro rata* basis, based on the aggregate consideration received by each such Stockholder; *provided* that no Tag-along Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(i) Consummation of Sale. Subject to the requirements and conditions of this Section 3.4 and the other applicable provisions of this Agreement, including Section 3.1, the Selling Stockholder shall have sixty (60) days following the expiration of the Tag-along Exercise Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Stockholder than those set forth in the Tag-along Exercise Notice (which 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Stockholder has not completed the Tag-along Sale, the Selling Stockholder may not then effect a Transfer that is subject to this Section 3.4 without again fully complying with the provisions of this Section 3.4. At the closing of the Tag-along Sale, each of the Tag-along Stockholders timely electing to participate in the Tag-along Sale pursuant to Section 3.4(d)(i) shall enter into the agreements and deliver the certificates and instruments, in each case, required by Section 3.4(f) and Section 3.4(g) against payment therefor directly to the Tag-along Stockholder of the portion of the aggregate consideration to which each such Tag-along Stockholder is entitled in the Tag-along Sale in accordance with the provisions of this Section 3.4.

(j) Termination. This Section 3.4, and the covenants contained herein, shall terminate on the consummation of the first sale of securities of the Company in a Public Offering.

3.5 Drag-along Right.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, if one or more Founders (together with their respective Permitted Transferees) holding no less than a majority of all the issued and outstanding Common Stock (such Person(s), the "**Dragging Stockholder**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), then the Dragging Stockholder shall have the right, after delivering the Drag-along Notice in accordance with Section 3.5(c) and subject to compliance with Section 3.5(d), to require that each Stockholder (each, a "**Drag-along Stockholder**") participate in such Drag-along Sale (including, if necessary, by converting or exercising their Stock Equivalents into the shares of Capital Stock to be sold in the Drag-along Sale) on substantially the same terms and conditions as the Dragging Stockholder and in the manner set forth in Section 3.5(b).

(b) Sale of Stock; Sale of Assets. Subject to compliance with Section 3.5(d):

(i) If the Drag-along Sale is structured as a Change of Control involving the sale of stock, then each Drag-along Stockholder shall sell, with respect to each class or series of Shares proposed by the Dragging Stockholder to be included in the Drag-along

Sale, the number of Shares and/or Stock Equivalents, as applicable, of such class or series equal to the product obtained by multiplying (A) the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis held by such Drag-along Stockholder by (B) a fraction (1) the numerator of which is equal to the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis that the Dragging Stockholder proposes to sell in the Drag-along Sale and (2) the denominator of which is equal to the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis held by the Dragging Stockholder at such time; provided, that for purposes of this Section 3.5(b)(i) and the other provisions of this Section 3.5, all classes of Common Stock and applicable Stock Equivalents for Common Stock shall be treated as one class of Shares; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Stockholders, then notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall (A) vote (in person, by proxy or by written consent, as requested) all of its voting securities (including any voting Shares) in favor of the Drag-along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such Drag-along Sale and such related actions and (B) refrain from taking any actions to exercise, and shall take all actions to waive, any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) Drag-along Notice. The Dragging Stockholder shall exercise its rights pursuant to this Section 3.5 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no more than 10 Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than 20 days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholders' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name(s) of the Third Party Purchaser;

(ii) The proposed date, time and location of the closing of the Drag-along Sale;

(iii) The proposed amount of consideration in the Drag-along Sale, including, if applicable, the purchase price per share of each applicable class or series of Capital Stock (or applicable Stock Equivalents) to be sold and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Conditions of Sale. The obligations of the Drag-along Stockholders in respect of a Drag-along Sale under this Section 3.5 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Stockholder

shall be the same form and amount of consideration to be received by the Dragging Stockholder per share of Capital Stock of each applicable class or series and the terms and conditions of such sale shall, *except* as otherwise provided in Section 3.5(d)(iii), be the same as those upon which the Dragging Stockholder sells its Capital Stock; *provided* that this Section 3.5(d)(i) condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

(ii) If the Dragging Stockholder or any Drag-along Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Stockholders; *provided* that this Section 3.5(d)(ii) condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive an option to receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

(iii) Each Drag-along Stockholder shall execute the applicable purchase agreement (and any related ancillary agreements entered into by the Dragging Stockholder in connection with the Drag-along Sale) and make or provide the same representations, warranties, covenants, indemnities (directly to the Third-Party Purchaser and/or indirectly pursuant to a contribution agreement, as required by the Dragging Stockholder), purchase price adjustments, escrows and other obligations as the Dragging Stockholder makes or provides in connection with the Drag-along Sale; and

(iv) if the Dragging Stockholder enters into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation, recapitalization or other reorganization), each Drag-along Stockholder who is not an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) shall, at the request of the Company, appoint a "purchaser representative" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) designated by the Company, the fees and expenses of which shall be borne by the Dragging Stockholder.

(e) Cooperation. Each Drag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

(f) Fees and Expenses. The fees and expenses of the Dragging Stockholder (either directly or indirectly by the Company and any Company Subsidiary) incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Stockholders, to the extent not paid or reimbursed by the Company, any Company Subsidiary or the Third Party Purchaser, shall be shared by the Dragging Stockholder and all the Drag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder in the Drag-along Sale.

(g) Termination. This Section 3.5, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

3.6 Liquidation Preference. In the event of liquidation, dissolution or winding up of the Company, the funds and assets available for distribution to the stockholders of the Corporation will be distributed among the Stockholders on a pro rata basis, *provided* that neither the Founders nor any of their successors or assigns shall participate in such distribution until all other Stockholders have first received an amount equal to such Stockholder's original investment amount.

ARTICLE 4
OTHER COVENANTS

4.1 Waiver of Statutory Information Rights. Each Stockholder acknowledges and understands that, but for the waiver made herein, the Stockholder would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in DGCL Section 220 (any and all such rights, and any and all such other rights of the Stockholder as may be provided for in DGCL Section 220, the "**Inspection Rights**"). In light of the foregoing, until the first sale of securities of the Company in a Public Offering, each Shareholder hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to DGCL Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver shall not affect any rights of a director, in his or her capacity as such, under DGCL Section 220.

4.2 Lock-Up.

(a) Agreement to Lock-Up. Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial Public Offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option,

right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 4.2 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to Stockholders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all Stock Equivalents) enter into similar agreements. The underwriters in connection with the IPO are intended third party beneficiaries of this Section 4.2 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 4.2 or that are necessary to give further effect thereto.

(b) Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Stockholder (and transferees and assignees thereof) until the end of such restricted period.

4.3 Legend. In addition to any other legend required by Applicable Law, any certificates representing issued and outstanding Capital Stock held by Stockholders shall bear a legend substantially in the following form:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY, ITS FOUNDERS AND CERTAIN OF ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

4.4 Irrevocable Proxy and Power of Attorney. Each Stockholder hereby appoints Craig and any designee of Craig, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Stockholder's Shares (or applicable Stock Equivalents) in accordance with the provisions of ARTICLE 2 and Section 3.5 hereof. This proxy and power of attorney is given to secure the performance of the duties of the Stockholders

under this Agreement. Each Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Stockholder with respect to such Stockholder's Shares or applicable Stock Equivalents. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of the provisions of ARTICLE 2 and Section 3.5, respectively, in accordance with their terms.

4.5 Spousal Consent. Each Stockholder who is married on the date of this Agreement shall cause such Stockholder's spouse to execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto (a "**Spousal Consent**"), dated as of the date hereof. If any Stockholder should marry following the date of this Agreement, such Stockholder shall cause his or her spouse to execute and deliver to the Company a Spousal Consent within 30 days thereof.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Stockholders' Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and the Founders that:

(a) For each such Stockholder that is not an individual, such Stockholder is a duly organized, validly existing and in good standing under the laws of the state of its organization.

(b) Such Stockholder has full capacity (if an individual) or power and authority (if an entity) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If an entity, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite entity action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) if such Stockholder is an entity, conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by

any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to any Capital Stock or Stock Equivalents of the Company, including agreements or arrangements with respect to the acquisition or disposition of any such Capital stock or Stock Equivalents or any interest therein or the voting of any Capital Stock or Stock Equivalents (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

5.2 Founders' Representations and Warranties. Each Founder, severally and not jointly, represents and warrants to the Company and the Stockholders that:

(a) Such Stockholder has full capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Such Stockholder has duly executed and delivered this Agreement.

(b) This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(c) The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(d) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

5.3 Company's Representations and Warranties. The Company represents and warrants to the Founders and the Stockholders that:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has full power and authority to execute and deliver this

Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Company. The Company has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of the Company, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Company is a party.

ARTICLE 6
MISCELLANEOUS

6.1 Expenses. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

6.2 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Founder and Stockholder hereby agrees, at the request of another Party, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

6.3 Notices. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement (each, a "Notice", and with the correlative meaning, "Notify") shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given by such Party to the other Parties hereto in accordance with this Section 6.3.

If to the Company:	DiversyFund, Inc. 750 B Street, Suite 1930, San Diego, CA 92101 Attn: Alan Lewis E-mail: alan@diversyfund.com
If to Craig:	Craig Cecilio c/o DiversyFund 750 B Street, Suite 1930, San Diego, CA 92101 E-mail: craig@diversyfund.com
If to Alan:	Alan Lewis c/o DiversyFund 750 B Street, Suite 1930, San Diego, CA 92101 E-mail: alan@diversyfund.com
If to a Stockholder:	To such Stockholder's address set forth in its Joinder Agreement

6.4 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

6.5 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

6.6 Entire Agreement.

(a) This Agreement, together with the Certificate of Incorporation and any Joinder Agreements executed after the date hereof (collectively, the "**Related Agreements**"), and all related Exhibits and Schedules hereto and thereto constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(b) In the event of an inconsistency or conflict between the provisions of this Agreement and any provisions of any Related Agreement with respect to the subject matter herein, the terms of this Agreement shall control.

6.7 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns. No Stockholder may assign, transfer or delegate any or all of its rights or obligations under this Agreement, voluntarily or involuntarily, including by Stockholder Change of Control, merger (whether or not such party is the surviving corporation), operation of law or any other manner, without the prior written consent of the Company and the Founders.

6.8 Additional Stockholders. Each Person who after the date hereof holds Capital Stock of the Company and agrees to become a Party to, and bound by, this Agreement as a "Stockholder" by executing and delivering a Joinder Agreement, shall be become a party hereto as though an original signatory hereof and shall be deemed to be a Stockholder for purposes hereof.

6.9 No Third-party Beneficiaries. Except as otherwise provided in Section 4.2, this Agreement is for the sole benefit of the Parties (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.10 Amendment. No provision of this Agreement may be amended or modified *except* by an instrument in writing executed by the Company, each Holder and Stockholders holding a majority of the issued and outstanding shares of Common Stock held by all Stockholders. Any such written amendment or modification will be binding upon the Company, each Founder and each Stockholder.

6.11 Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 6.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in, Section 3.4(e), Section 3.5(b)(ii), and Section 6.14.

6.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

6.13 Submission to Jurisdiction. The Parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the federal courts of the United States of America or the courts of the State of California in each case located in the City of San Diego and County of San Diego, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each Party hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid suits, actions or proceedings, and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by law, each Party further agrees that personal jurisdiction over it may be effected by service of process by certified mail addressed as provided in Section 6.3, and when so made shall be as if served upon it personally within the State of Utah.

6.14 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL

ACTION, (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.14.

6.15 Equitable Remedies. Each Party hereto acknowledges that a breach or threatened breach by such Party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

6.16 Attorneys' Fees. In the event that any Party hereto institutes any legal suit, action or proceeding, including arbitration, against another Party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

6.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

6.18 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Notwithstanding anything to the contrary in Section 6.3, a signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first above written.

DIVERSYFUND, INC.,
a Delaware corporation

By: ______________________
Name: Craig Cecilio
Title: CEO

DIVERSYFUND, INC.,
a Delaware corporation

By:________________________
Name: Alan Lewis
Title: CIO

COUNTERPART SIGNATURE PAGE TO THE STOCKHOLDERS AGREEMENT OF DIVERSYFUND, INC.

NAME OF INDIVIDUAL STOCKHOLDER*:____

NAME OF ENTITY/TRUST MEMBER*:____

MEMBER ADDRESS:____

MEMBER TELEPHONE NO:____

NAME OF TRUSTEE:*____

SIGNATURE OF THE STOCKHOLDER

Signature:_____________________________________

Name:_____________________________________

Title:_____________________________________

____

* If applicable.